Filed by II-VI Incorporated

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Coherent Inc

Commission File No. 001-33962

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, PA 16056

February 12, 2021

Dear One II-VI Employees,

I am very pleased to report that we announced this morning that II-VI has made an offer to acquire Coherent, Inc., a global laser technology leader. The details of our offer can be found in the press release that we issued this morning. I wanted to share this news with you and provide some context.

As you know, we regularly review with the II-VI Board of Directors market opportunities, including strategic, value-enhancing acquisitions that will allow us to scale further and diversify our business. We have spent considerable time and resources analyzing Coherent, including its operations and financial performance. As a result of our review, we believe that a transaction between II-VI and Coherent would provide significant benefits for both companies and our respective stakeholders, including you.

A combination with Coherent would enable II-VI to become a uniquely strategic global leader, not only in photonic solutions and compound semiconductors, but also in what we would in the future refer to as laser technology and systems. We would have significant and diversified opportunities to accelerate our growth through complementary technology platforms, to increase our competitiveness by using our combined scale across the value chain, to demonstrate deeper market intelligence and expertise, and to further diversify our businesses and revenue streams.

It is important to understand that today’s announcement is just the first step. As you may have seen, last month Lumentum and Coherent announced that they entered into a merger agreement, and earlier this week, MKS Instruments announced a competing proposal to acquire Coherent. We believe that II-VI and Coherent are an ideal combination that will help us address megatrends for decades to come, which is why we are making what we believe is a compelling offer to purchase Coherent. Having said that, no matter the outcome of this process, II-VI is performing extraordinarily well, as we saw most recently from our strong fiscal Q2 earnings results.

In terms of next steps, we anticipate that Coherent will review our proposal and discuss it with us – and we hope those conversations lead to a transaction agreement. In the meantime, it remains business as usual here at II-VI. I expect news of our offer to generate interest from the media and our investors. If you receive any inquiries, please do not comment, but direct them to Corporate Communications at corporate.communications@ii-vi.com.

T. 724.352.4455 | F. 724.352.5284 | ii-vi.com	1